Anheuser-Busch InBev nv/sa Brouwerijplein 1
3000 Leuven Belgium T +32 16 27 61 11 F +32 16 50 61 11 www.ab-inbev.com

Mr. John Reynolds,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

August 3, 2010

Re:	Anheuser-Busch InBev SA/NV Registration Statement on Form F-4
Filed on May 20, 2010 (File No. 333-166982)

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anheuser-Busch InBev SA/NV (“AB InBev”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4, File No. 333-166982 relating to the registration by AB InBev of its guaranteed U.S.$1,000,000,000 principal amount of 2.500% Notes due 2013, U.S.$750,000,000 principal amount of 3.625% Notes due 2015, U.S.$1,000,000,000 principal amount of 5.000% Notes due 2020 and U.S.$500,000,000 principal amount of Floating Rate Notes due 2013 (the “Exchange Notes”), which are being offered to existing noteholders in exchange for substantially identical notes originally sold by AB InBev in an exempt offering in March 2010 (the “Outstanding Notes”) be accelerated so that it will be declared effective at 12 p.m. Eastern Standard Time on August 5, 2010, or as soon as possible thereafter (the “Effective Time”).

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

With reference to AB InBev’s letter of July 22, 2010 responding to the Staff’s comment of July 19, 2010, AB InBev hereby clarifies that the phrase “in connection with any resale of such

Mr. John Reynolds

Outstanding Notes” in the representation numbered (2)(a) therein should read “in connection with any resale of such Exchange Notes.”

AB InBev hereby acknowledges its responsibilities under the Securities Act of 1933, as amended as they relate to the above-referenced Registration Statement. In addition, AB InBev hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve AB InBev from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	AB InBev may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George H. White of Sullivan & Cromwell LLP at +44 20 7959 8900 with any questions you may have. In addition, please notify Mr. White when this request for acceleration has been granted.

Very truly yours,

/s/ Benoit Loore
Benoit Loore
V.P. Legal
Anheuser-Busch InBev
SA/NV

cc:	Erin Wilson
David Link
(Securities and Exchange Commission)

Sabine Chalmers
John Blood

Mr. John Reynolds
Ann Randon
Nick Gerostathos
Alena Brenner
(Anheuser-Busch InBev SA/NV)

Jos Briers
(KPMG)

Jennifer Harper
(PricewaterhouseCoopers)

George H. White
Neal McKnight
John Horsfield-Bradbury
Sentheel Salvam
(Sullivan & Cromwell LLP)